As submitted to the Securities and Exchange Commission on February 2, 2016

Filed Pursuant to Rule 253(g)(2)

 File No. 024-10416

 Effective Date of Offering Circular 1/28/2015

OFFERING CIRCULAR SUPPLEMENT

RX HEALTHCARE SYSTEMS, LTD.

6,000,000 WARRANTS OF SERIES A, B, C, AND D WARRANTS

This Offering Circular Supplement ("Supplement") supplements and amends the Offering Circular dated January 28, 2015. The Offering was closed and a FORM 1 - Z (EXIT REPORT UNDER REGULATION A) was filed with the Securities and Exchange Commission on November 20, 2015. This Supplement includes an attached unaudited Financial Statements for the year ending September 30, 2015.

The Supplement relates to the disposition and exercise from time to time by holders of 6,000,000 warrants ofthe Series A, B, C, and D Warrants ("Warrants") acquired by them pursuant to the Offering Circular in the purchase of investment units, including their donees, pledgees, transferees, and other successors-in-interest, of the Warrants and the underlying shares of the Company's common stock. The Company is not selling any investment units or common stock under this Supplement. The Company will receive only proceeds from the strike price of the Warrants for the exercise of the underlying shares of common stock.

There is currently no market in the Warrants or in the Company's common stock.

The Supplement, due to the Offer having been completed, to the extent necessary restates, modifies, and supersedes any statement made in the Offering Circular and shall not be deemed to constitute a part of the Offering Statement, except as modified or superseded in this Supplement.

Investing in our common Stock involves risks. See "Risks" contained in the Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved our securities determined that the Offering Circular or this Supplement is truthful or complete Any representation to the contrary is a criminal offense. RX Healthcare Systems, Ltd.,. a Colorado corporation, is a development stage company whose purpose is to design, develop, manufacture, distribute and sell healthcare products. Its temporary principal address is 109 E 17th Street, Suite 4375, Cheyenne, WY 82001, phone number (307) 663-9874, and its accounting and financial offices are located at 1623 Tradewinds Lane, Newport Beach, CA 92660. Its website is www.rxhealthcaresystems.com

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SUMMARY

The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Financial Statements and notes thereto, appearing elsewhere in this Supplement.

Company

RX Healthcare Systems, Ltd.,. a Colorado corporation, is a development stage company whose purpose is to design, develop, manufacture, distribute and sell healthcare products. Its temporary principal address is 109 E 17th Street, Suite 4375, Cheyenne, WY 82001, phone number (307) 663-9874, and its accounting and financial offices are located at 1623 Tradewinds Lane, Newport Beach, CA 92660. Its website is www.rxhealthcaresystems.com.

Reports To Investors

The Company will furnish annual reports to its shareholders which may include audited or un-audited annual financial statements. The Company will prepare un-audited quarterly financial statements and periodic progress reports to shareholders upon request. The Company is not a reporting company under the Exchange Act of 1934, as amended. The Company's Common Stock is not currently listed on any quotation service.

The Warrants

The warrants may be exercised for cash or the cashless exchange of the Company's common and/or preferred stock. The exchange rates of the common or preferred stock would be determined by the board of directors at the time of the exchange based on the market value of the common stock or the reasonable and fair value of the common stock as determination by the board of directors at the time of the exchange. The exercise of the warrants will dilute the existing shareholders of the company, and the exercise of warrant's with an exchange of the Company's common or preferred stock will result in further dilution of shareholders and fail to provide additional capital to the Company,

Common Stock - Issued 29,160,000.

Common Stock After Exercise of Warrantes

53,160,000 shares after the exercise of the Series A through Series D Warrants.

Estimated Underlying Value

3,150,000 upon the exercise of 100% of the Series A through Series D Warrants.

Use of Proceeds.

Will be used to reduce debt, pay for general & administrative expenses, marketing, advertising and product promotion

Dividends

We do not currently anticipate paying cash or stock dividends.

Risk Factors

Our securities involve a high degree of risk including substantial and immediate dilution. See "Risk Factors" Section

Stock Pricing

The offering price of our securities has been arbitrarily determined by our directors and bears no relationship to the assets, book value, earnings, or net worth (current or anticipated).

Market for Common Stock

There has been no market for our securities prior to the Offering, and no assurance can be given that any such market will develop or be maintained.

Certain Relationships

Investors should be aware of the following relationships: Ronald S. Tucker and Leticia I. Tucker, officers, directors and shareholders of the Company are also officers, directors, and majority shareholders of EPIC Corporation, the parent of the Company.

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RISK FACTORS

In addition to the other information in this Offering Circular, prospective purchasers of the Units offered hereby should consider carefully the following factors in evaluating the Company and its business.

The Company Has Limited Operating History

Our company is a development stage company. Its limited operating history includes the development of multiple products made from AcuFAB® and the identification of market segments for those products, and the distribution of a large number of samples to users in those market segments, and obtaining testimonials from users. The Company has not been able to penetrate the market segments because of the lack of experience, contacts with within those market segments, and adequate funding. See HISTORY AND BUSINESS - Plan of Operation

The Company Requires Capital For Marketing and Advertising

The Company has a working capital deficit of $19,056 and current assets of $2,520,000 as of September 30, 2015, which is insufficient working capital to conduct Marketing and Advertising in the market segments identified by the Company. We must raise substantial capital to market and to advertise the Companies products and there is no assurance the Company will be able to raise such capital from the exercise of warrants. See HISTORY AND BUSINESS - Business Descriptio

Lack of Management Experience in Marketing And Selling In Its Market Segments

The two officers and directors of the Company have no experience in marketing and selling the Company's products in the identified market segments. See HISTORY AND BUSINESS - Business Description

The Company has a single source of AcuFAB® fabric

The textile mill that produces the AcuFAB® fabric is a sole source of supply, but the AcuFAB® products can be made by many contract sewers

The Company Lacks of Significant Revenues

We are a development stage company since our formation in 200, and since January 2012, have generated less than $2,000 dollars in actual sales of products made from AcuFAB®. The revenues reflected in our financial statements since 2012 reflect samples provided to users free of charge and which where deducted as the gross profit was expensed as an advertising expense. The Company will not experience significant revenues until it is able to engage with parties with experience in the Company's identified market segments. See HISTORY AND BUSINESS - Business Description and HISTORY AND BUSINESS - Plan of Operation

Exercise of Warrants

The Warrants may be exercised for cash or the cashless exchange of the Company's common and/or preferred stock. The exchange rates of the common or preferred stock would be determined by the board of directors at the time of the exchange based on the market value of the common stock or the reasonable and fair value of the common stock as determination by the board of directors at the time of the exchange. The exercise of the warrants will dilute the existing shareholders of the company, and the exercise of warrant's with an exchange of the Company's common or preferred stock will result in further dilution of shareholders and fail to provide additional capital to the Company. See SUMMARY - Non-cash Consideration and SUMMARY - Warrants

The Company's Need for Additional Financing

Cash proceeds from the exercise of Warrants may not provide the Company with sufficient funds to conduct marketing and advertising activities. To obtain $100,000 in cash for marketing and advertising activities the Company must sell at lease 4,000 Units for cash. There can be no assurance that additional capital will be available on terms favorable to us, if at all. See USE OF PROCEEDS, CAPITALIZATION and DILUTION

The Company Is Subject To Conflicts of Interest

Possible conflicts of interest may arise in the operation of the Company with decisions made by the Officers and Directors of the Company which may contrary to the best interests of the Company. Such conflicts would be because the Company's Directors and Officers are also the Director's and Officers of the Company's parent corporation.

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The Company's Exclusive Sub-License to sell the AcuFAB® fabric and products in Norther American for consumer and consumer healthcare market segments was entered into with the Tensleep Trust, a discretionary trust, through its Trustee, R Tucker & Associates, an affiliate and related party, respectively, of the Company, The terms and value of the license were not negotiate at arms length. The one time license fee in the form of a promissory note is to be paid to American H & W Corp the nominee of the Licensor, Tensleep Trust. The Company under its license is to pay EPIC Corporation 50% of any one time license fee for any sublicense granted by the Company, and a 10% royalty for the net sales of the AcuFAB products.

At the same date of issuing the Company's license, Tensleep Trust through its Trustee, R Tucker & Associates, Inc., Granted the World Wide Exclusive rights to the design patent and related License Rights to AcuFAB and assigned the Company's License to EPIC Corporation.

In order to resolve conflicts of interest on issues involving the Company and its affiliates, the issues between the Company's affiliates will be determined, after full disclosure, by a good faith vote of disinterested members of the Company's board of directors or shareholders; or that the issue was fair, just and reasonable as to the Company at the time it was authorized, approved and ratified by the Company's board of directors.

Ronald S. Tucker and Leticia I. Tucker are the control persons of the issuer and EPIC Corporation. Ronald S. Tucker is the control person of R Tucker & Associates, Inc., and American H & W Corp. Ronald S Tucker, as the control person of R Tucker & associates is the control person of Tensleep Trust.

Our Counsel has furnished, and in the future may furnish, legal services to possible affiliates. There is a possibility that in the future the interests of the various possible affiliated parties may become adverse as described in the Code of Professional Responsibility of the legal profession, and counsel may be precluded from representing one or all of such parties. If any situation arises in which the interests of the Company appear to be in conflict with those of its respective affiliates, additional counsel may be retained by one or more of the parties to assure that the interests of the Company are adequately protected.

There Is No Market for Securities

The Units and the securities constituting them pursuant to this offering are not restricted, but there is no present market being made in the Common Stock, or any of the Series of Warrants to be issued by the Company. As a result, purchasers of Units may not be able to liquidate their investments if there is an emergency. There is no guarantee a market will be made in the Common Stock or Warrants of the Company. Consequently, the purchase of the Units should only be considered as a long-term investment.

The Company Faces Significant Competition

We will compete with other larger well-established companies with greater financial resources and well established channels of distribution in the market segments in which the Company wants to engage. The competition may be able to prevent the Company from effectively becoming engaged in those markets.

The Offering Price Has Been Arbitrary Determined

The initial public offering price of the Units has been arbitrarily determined by us and does not or will not necessarily bear any relationship to the assets, book value, earnings, or our net worth or any other recognized criteria of value. Although the factors considered in determining the offering price included the general condition of the securities market, evaluation of prospective products, the prospects of the industry in which the Company is engaged, and sales and other financial projections of the Company, these factors are very subjective and we make no representations as to any objectively determinable value of the Units offered hereby. There is no assurance the Units offered hereby can be resold at the offering price, if at all.

In determining the offering price, we considered our desire to (i) conduct the Offering in a manner that will achieve the widest distribution of the Common stock; (ii) provide liquidity in the Common Stock subsequent to the Offering; (iii) and comply with the minimum per share requirement of NASD. See PLAN OF DISTRIBUTION - Stock Pricing and Number of Units to be issued.

Investor will Experience Immediate Dilution

Investors in exercising the Warrants may experience immediate dilution of the net tangible book value. The current net book value is $0.0857 per shares and the exercise price of of $0.075 per share for the Series A, $0.10 per share for the Series B, $0.15 per share for the Series C, and $0.20 for the Series D Warrants. See DILUTION

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The Company Is Under The Control Of The Existing Stockholder>

EPIC Corporation now and after the Offering will own a controlling interest. Accordingly, it would be able to elect a majority of our directors and to determine the outcome of the corporate actions requiring stockholder approval, regardless of how other stockholders of the Company may vote. The beneficial owners of EPIC are Ronald S. Tucker and Leticia I.Tucker who are the officers and directors of EPIC and the Company. See BENEFICIAL OWNERSHIP

The Possible Effect Of "Penny Stock" Rules On Liquidity Of The Company

Our securities may become subject to certain rules and regulations promulgated by the Securities and Exchange Commission ("Commission") pursuant to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 (the "Penny Stock Rules") which impose strict sales practice requirements on broker/dealers which sell such securities to persons other than established customers and certain "accredited investors." For transactions covered by the Penny Stock Rules, a broker/dealer must make a special suitability determination for the purchaser and have received the purchaser"s written consent for the transaction prior to sale. Consequently, such rule may affect the ability of broker/dealers to sell the securities and may affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

The Penny Stock rules generally define a 'penny stock" to be any security not listed on an exchange or not authorized for quotation on the NASDAQ Stock Market and has a market price (as therein defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transactions by broker/dealers involving a penny stock (unless exempt), the rules require delivery, prior to a transaction in a penny stock, of a disclosure document relating to the market for the penny stocks. Disclosure is also required to be made about compensation payable to both the broker/dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stocks

The foregoing penny stock restrictions will not apply to the Company's securities if such securities are listed on an exchange or quoted on the NASDAQ Stock Market and have certain price and volume information provided on a current and continuing basis or if the Company meets certain minimum net tangible asset or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from the Penny Stock Rules. In any event, even if the Company's securities were exempt from the Penny Stock Rules, they would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker/dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be severely affected.

There may be changes in Market Conditions and Securities Regulation

The stock market conditions may change and the Securities Exchange Commission and the State Regulators may change the regulations in a manner that makes it unfeasible to arrange for public offerings.

The Company's Directors Are Able To Issue Blank Check Preferred Stock

The Company's Articles of Incorporation provide the Directors with the ability to establish one or more series of preferred stock with any rights preferences and privileges which the directors of the Company deem proper in the exercise of their reasonable judgment without the authority or approval of the Company's shareholders. The board of directors may establish one or more series of preferred shares with preferences that may reduce the value of the common stock of the Company. See DESCRIPTION OF CAPITAL STOCK

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HISTORY AND BUSINESS

CORPORATE CAPITALIZATION HISTORY

We were incorporated in the state of Colorado on March 29, 2006, and are a majority owned subsidiary of EPIC Corporation (OTC: EPOR) ("EPIC") which is a record and beneficial owner of 10,000,000 shares of our common stock representing 75% of the issued and outstanding securities. The Company since its inception has been and currently is a development stage company. Its business activity has been in the development of healthcare products.

The executive offices are located at 109 E. 17th Street, Suite 4375, Cheyenne, WY 82001, telephone (307) 663-9874. The accounting and financial offices are located at 1623 Tradewinds Lane, Newport Beach, CA 92660, telephone (949) 548-7005.

The Company was incorporated by R Tucker & Associates, Inc., and in January 2007 issued R Tucker & Associates, Inc. 1,000,000 shares of its common stock for cash of $10,000. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended ("Act").

The Company prepared and filed an Offering Statement under Regulation A of the Securities Act of 1933, as amended, which became effective in August 2007. Pursuant to the Offering Circular we issued 520,000 investment units representing 520,000 shares and warrants in exchange for the cancellation of a License Fee of $130,000; 200,000 investment units representing 200,000 shares and warrants for the cancellation of indebtedness for organizational costs in the amount of $50,000; and 280,000 investment units representing 280,000 shares and warrants for $70,000 in cash. The warrants were subsequently cancelled.

The Company in September 2007 issued 1,000,000 shares as the prepayment of $24,000 or $0.024 per share pursuant to a management agreement with EPIC Corporation. The shares were issued under Section 4(2) of the Act.

The Company in September 2009 issued 5,100,000 shares of its common stock in exchange for assets owned by EPIC. The shares were issued under Section 4(2) of the Act.

The Company in September 2009, redeemed 1,000,000 shares of its common stock from R Tucker & Associates, Inc., for the issuance of a promissory note in the face amount of $200,000 convertible into shares of the Company's common stock. The promissory note provide for interests at the rate of 10% and was due on demand or December 31, 2014. Then in July 2013, R Tucker & Associates, Inc., transferred the promissory note to the Tensleep Trust, a discretionary irrevocable trust pursuant to the Declaration of Trust executed by R Tucker & Associates, Inc., and EPIC Trustees Limited. EPIC Trustees Limited was subsequently dissolved and R Tucker & Associates, Inc., became the successor trustee.

In October 2010 the company declared a stock dividend of 4 shares for each one share issued and outstanding.

On September 30, 2014, the Company wrote off its investments in Tensleep Financial Corporation and Amcor Financial Corporation and EPIC Corporation returned 15,500,000 shares of the Company's common stock for cancellation.

The Company on September 3, 2014, file a From 1-A with the Securities & Exchange Commission ("SEC") for 60,000 Investment Units ("Units") at a price of $.25 per unit. Each Unit consists of 100 shares and 100 warrants each of a Series A, B, C and D with an exercise price of $0.075, $0.20, $0.30 and $0.40, respectively, and expire 24, 36, 48, and 60 months from the date the Reg. A becomes effective. On January 28, 2015, the Reg. A was qualified by the SEC under Section 3(b)(1) under the then effective exemption of the Securities Act of 1933.

The Company on January 28, 2015, issued 4,880,000 shares of its common stock and 4,880,000 warrants to purchase 4,880,000 shares of common stock for each of the Series A, B, C and D Warrants in exchange for the cancellation of $1,361,607 indebtedness in accordance with the qualified Reg. A Offering.

The Company on February 28, 2015, as payment of consulting fees in the amount of $50,000 issued 200,000 shares of its common stock and 200,000 warrants to purchase 200,000 shares of common stock for each of the Series A, B, C and D Warrants in accordance with the qualified Reg. A Offering.

The Company on February 28, 2015, as part payment for acquiring the exclusive license to sell and distribute the AcuFAB® products to the healthcare and medical market segments in North America issued 80,000 shares of common stockvalued at $20,000 and 80,000 warrants to purchase 80,000 shares of common stock for each of the Series A, B, C, and D Warrants in accordance with the qualified Regulation A Offering.

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The Company on September 10, 2015, issued 3,160,000 shares of its restricted common stock in partial settlement of a $790,000 portion of the $1,000,000 assumed obligation of the Company in the Healthcare Market License. The shares were issued pursuant to Section 4(a)(2) of the Act.

The Company on September 10, 2015, issued 840,000 shares of its common stock valued at $210,000 and 840,000 warrants to purchase 840,000 shares of common stock for each of Series A, B, C and D Warrants accordance with the Regulation A Offering for the cancellation of the remaining $210,000 of the Company's indebtedness assumed by the Company when it acquired the exclusive license to sell and distribute the AcuFAB® products to the healthcare and medical market segments in North America. The shares and warrants were issued in accordance with the qualified Regulation A Offering.

BUSINESS HISTORY

Between January 2007 and September 2009, the Company was commercializing a remote control automatic spraying system for sale to mosquito abatement districts. Then in September 2009, the Company became a consolidated subsidiary of EPIC Corporation, a financial, business and corporate development services company. EPIC reevaluated the Company's business plan and established a new plan to engage in the acquisition of interests in skilled nursing, assisted living and other healthcare facilities; the management of healthcare real estate, and the operation and management of healthcare facilities.

In October 2009, EPIC entered into an agreement to provide financial services to Senior Care Holdings, Inc., for five years, for which Holdings would pay EPIC $600,000 per year, payable $50,000 per month ('Consulting Agreement"). However, Holdings could terminate the agreement at the end of the first year, if EPIC was unable to raise $2,000,000 for Holdings. In January 2010 EPIC assigned the Consulting Agreement to the Company. Then in February 2010 the agreement was terminated by Holding's by its failure to pay the consulting fee and EPIC was not able to raise the $2,000,000. The agreement now is of no significance to the Company.

In December 2009, EPIC and Holdings entered into an agreement ("Master Agreement") to form a master limited liability company ("Master") with the operating and management companies of 10 skilled nursing and assisted living healthcare facilities owned by Holdings, and EPIC would acquire a preferential 50% interest in Master.

In December 2009, EPIC assigned its rights to the 50% interest in Master to the Company, and EPIC formed Master for Holdings and was working to raise the $2,000,000 necessary for the purchase of the 50% interest in the profits of Master. EPIC had until September 30, 2010, to raise the capital; and if it was raised by that time the interest in Master would be taken in the name of the Company.

Then in February 2010, a conflict arose between EPIC and Holdings and Holdings withheld payments under the Consulting Agreement and failed to cooperate with EPIC preventing it from raising the $2,000,000 purchase price for the interest in Master. The Master Agreement was therefore terminated and now is of no significance to the Company.

In July 2010, EPIC was presented an opportunity to import and to sell a Sleep Pad. EPIC and the Company investigated potential markets for this product. EPIC placed an order for 100 pieces which were received in November 2010. It was determined that the cost of importing the product was too high and no agreement was ever reached.

In 2011, a major textile mill was engaged to reverse engineer the fabric. In October 2011, the development project was complete and in December 2011, EPIC received the first production run of the industrial and medical textile called AcuFAB®. EPIC and the Company, from 2012 to the present, have made several products from AcuFAB® and provide these products to potential users and some gave testimonials. During this time EPIC obtained research about its AcuFAB® products and potential market segments for those products.

An application for a Trademark for ACUFAB and ACUPAD was filed on June 27, 2012, by Ronald S. Tucker. The Trademark ACUFAB was registered on February 19, 2013, to Ronald S. Tucker (Reg. No. 429843) in the United States and on January 23, 2013, (Reg. No. 3143797) internationally. The ACUPAD Trademark was not registered.

On December 3, 2012, a Design Patent was filed with the US PatentOffice for AcuFAB® as an Industrial and Medical Textile by Ronald S. Tucker. On April 1, 2014, a Design Patent was issued to Ronald S. Tucker (Patent No. US D 701,701 S) by the US Patent Office. Ronald Tucker is the Official Owner, but un officially assigned all his rights titles and his interests in the Design Patent to the Tensleep Trust for no consideration, Tensleep Trust was formed by R Tucker & Associates, Inc., in July 2013.

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On September 22, 2013, the Company entered into an Exclusive License Agreement with EPIC Health Plc. a corporation formed by Ronald Tucker in July 2013, for the exclusive right to distribute AcuFAB® and it products in North, Central and South America in exchange for 3,900,000 of the Company's Preferred Stock. Then on March 1, 2014, in a Memo of Agreement - Liquidation ("Memo") EPIC Health Plc, which was to be liquidated, and the Company agreed to terminate and cancel the Exclusive License Agreement of September 22, 2013, and EPIC Health Plc would return the 3,900,000 shares of the Company's Preferred Stock to be cancelled. Then on March 1, 2014, pursuant to the Memo,Tensleep Trust through R Tucker & Associates, Inc., its Trustee and the Company entered into an Exclusive License Agreement on April 28, 2014 ("New License"), where the Company would have the exclusive rights to distribute AcuFAB® and its products in North America to consumer market segments and this agreement provided for the License Agreement be considered executed as of September 22, 2013, the date of the original sublicense. The License gives the Company the exclusive right to sell AcuFAB® and AcuFAB® products to established consumer consumer healthcare market segments.

The Company under the New License has the right to purchase AcuFAB® products fabricated by EPIC, fabricate the AcuFAB® products from fabric purchased from EPIC, to distribute the AcuFAB® products to distributors, wholesalers and retailers, to sell the AcuFAB® products directly to consumers through established websites, and sublicense to third parties.

The Company in consideration for the license paid a one time license fee of $1,000,000 (the note could be paid in all or part with registered securities. Units under this Regulation A offering are considered registered securities of the Company and the obligation can be paid through issuance of Regulation A securities). The Company is also obligated to pay one half of any sub-license one time license fee; and a royalty of 10% of Company's net sales of the AcuFAB® products. The one time license fee of $1,000,000 was paid to American H & W Corp the nominee of Tensleep Trust. The 50% of any one time sub-license fee received by the Company and the 10% royalty would be paid to EPIC Corporation. Tensleep Trust is a discretionary irrevocable trust trust and R Tucker & Associates is the Settlor and became the Trustee when the original trustee was dissolved. The principal controlling persons of American H & W Corp are Tensleep Trust its sole shareholder, and Ronald Tucker is the sole officer and director of American H & W Corp.

The Company on September 30, 2014, wrote off sits investments in Tensleep Financial Corporation and Amcor Financial Corporation in the amount of $621,328 and EPIC Corporation returned 15,500,000 shares of the Company's common stock for cancellation. The result was a net loss of $466,328.

The Company on February 28, 2015, acquired the exclusive license to sell and distribute the AcuFAB® products to the healthcare and medical market segments in North America ("Healthcare Market"). In exchange for this exclusive license the Company assumed the payment of a one time license fee in the amount of $1,000,000 and issued the assigning party 800 Investment Units pursuant to the qualified Regulation A Offering which consisted of 80,000 shares of common stock and 80,000 warrants each of the Series A, B, C and D Warrants. The terms of of the Healthcare Market are essentially the same as those indicated in the Consumer Market License.

BUSINESS DISCRIPTION

AcuFAB® is a unique acupressure spacer fabric. Spacer fabrics are referred to as three-dimensional textile fabric because of their design and architecture. A space fabric consists of a top and bottom textile held together by equidistant rigid spacer fibers. The ridged spacer fibers provide the spacer fabric with two important qualities. One being a micro-climate and the other being pressure resistant or mechanical. The spacer fibers are synthetic multi fibers that are heat treated to become rigid. The rigid spacer fibers like Polyester multi fibers provide the foundation for the microclimate and pressure resistance qualities. The rigid space fibers are made up of multiple fibers to ensure that a directed transport of fluids is possible. The modificative of the surface textiles by making holes or a loose weave of the materials allow them to support the transport of fluids and makes the transport of heat possible. It is the transport of fluids and heat through the surface textiles and over and around the rigid space fibers that creates a microclimate. Polyester multi fibers are good to direct fluid transport due to its low water absorption rate of 0.2 - 0.05 mass percentage and water holding of 3 - 5% and when heated they provide the pressure resistance.1

1. Eiser P. Harch K. Wigger-Alberti (eds): Textiles and the Skin. Curr Probl Dermal. Basel, Karger, 2003, vol 31, pp 82 - 97; "Functional Textiles in Prevention of Chronic Wounds, Wound Healing and Tissue Engineering" U. Wollina, Department of Dermatology and Dermatological Alergology, The Friedrich Schiller University of Jena; M. Hide, W. Muller-Litz, D. Obenauf, Textile Research Institute Thuringia-Vogtland e.V., Greiz, Germany; and J. Ashcan, PO Box 37, Kenmore, Qld, Australia
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The Pressure resistance and microclimate qualities of spacer fabrics provide excellent air-permeability and thermoregulation that prevents sweating and overheating of the skin. They can be used as compression bandages, supports for the prevention of pressure sores in beds and operating rooms, for decreasing pressure peeks in bed coverings, for shoes, or operating tables, for wheel chairs and prevention of chronic wounds.2

EPIC and the Company for over three years have been developing products made with AcuFAB®, identifying market segments for those products, attempting to develop brand awareness by distributing samples, obtaining testimonials from users of the products, and identifying methods of distribution for those products. It has been during this time that we have learned that AcuFAB® is a unique space fabric that can be used to make many established products that can be sold in healthcare, and consumer markets.

EPIC and the Company have developed several websites to market some of the products. The websites include www.epicistore.com, www.acufabric.com, www.acupads.com, and www.acufabinsoles.com. The result has been limited cash sales due to lack of funds for marketing and advertising.

AcuFAB® as a space fabric has a unique and proprietary design and architecture. Unlike typical spacer fabrics which have a top and bottom fabric it is the AcuFAB® hsno top. Its architecture consists of 100% polyester yarn knitted into alternating ridges and channels both of which form the bottom. The ridges are rigid spacer fibers which provide limited pressure points against the bodies surface tissues. The ridges provide a pressure resistance and a directed transport of fluids from the bodies surface tissues and makes possible the transport of heat. There is no top to restrict air flow. With no top and being a knitted fabric there is significant natural air permeability. It is the transport of fluids and heat through the channels and around the ridges that creates a microclimate. The ridges are also designed to apply pressure against the acupressure points giving a natural gentle massage effect. The ridges never lose their shape, cave in or matt. The channels apply no pressure against the body's surface tissues allowing for micro-climate features with natural air-permeability preventing overheating and sweating of the skin. This means more blood carrying oxygen reaches the body's surface tissues and there is a natural air flow within the fabric that helps maintain a more temperate body temperature. Another feature for the AcuFAB® acupressure spacer fabric is that it is machine washable and machine dry-able.

2. Ibid. Danish Medical Bulletin - No. 1 February 2008. Vol. 55 pages 72-77, "Advanced Textile Materials and Biopolymers in Would Management" by Salving Pertly, Doctor (Technological Sciences), AssociatedProfessor
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Fig. 2 AcuFAB® is made with 100% polyester fibers, with restrictive ridges and micro-climate channels.

The AcuFAB® Pressure Overlay and support surface is a unique, new, and simple sleep surface.that provides sleep comfort allowing for a restful sleep which results in less stiffness when getting up in the morning. The AcuFAB® Pressure Overlay and support surface are sized to fit any bed and can be used under or on top of a bed sheet with the ridges facing up from the bed. Fig. 2 is a photo of the California King Size AcuFAB® Pressure Overlay. The pressure overlay is machine washable and machine dry-able.

The AcuFAB® Insoles are unique, new, and a simple approach that gives comfort while it reduces foot fatigue. On the back of the insoles is a 100% polyester foam to kept the insoles from slipping and provide more cushion. The insoles are machine washable and machine dry-able.

The AcuFAB® Seat and Chair Pads are unique, new, and a simple approach that allows comfort for longer periods of sitting and has a cooling effect on hot days and a warm effect on cool days. On the back of the seat and chair pads is a 100% polyester foam to kept the chair and seat pads from slipping and provide more cushion. The seat and chair pads are machine washable and dry-able.

The AcuFAB® Baby Crib Pads are unique, new, and a simple approach to provide babies with a comfortable surface to sleep and play in. The baby crib pads are machine washable and machine dry-able.

The AcuFAB® Yoga Mat is a new unique and simple approach to provide users with less fatigue while working out. On the back of the yoga mat is a 100% polyester foam to kept the yoga mat from slipping and provide more cushion. The yoga mats are machine washable and dry-able.

The AcuFAB® Acupressure Mat is a new unique and simple approach to provide users with a gentle message.On the back of the acupressure mat is a 100% polyester foam to kept the acupressure mat pads from slipping and provide more cushion. The acupressure mats are machine washable and dry-able.

Market

During the last 4 years we have identified consumer market segments. These are substantial, existing market segments in which we are making contacts with manufacturers of products who could use AcuFAB® in their consumer products. The Company is also making contacts with third-party companies and individuals that distribute and sell our type of products directly to consumers, and have established websites to directly sell products to consumers.

The Company has experienced few cash sales of its products, but has provided institutions and individuals with samples for evaluation and acceptance.

Research And Development, Environment

The Company has spent no amount of cash or other consideration for research and development and has incurred no such costs. Our operations will have no effect on the environment which would require us to comply with any environmental laws.

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Government Regulation

We are not and do not plan to conduct any business or sell products that would require government or FDA regulation.

Employees And Labor Relations

The Company has one full time and one part time employee and is not subject to any labor contracts.

Material Shortages

EPIC Corporation purchases the AcuFAB® fabric from the textile mill that developed the fabric and because of the special technology and know-how of the mill, it is our sole source of supply for the fabric. The mill is a long established, stable and financially strong textile mill. The fabric is made of 100% polyester which is purchased by the mill. They purchase large quantities of polyester for other fabrics produced for other customers. Polyester is a synthetic polymer that is used in a variety of different products and is produced through out the world.

Cyclicabity

The AcuFAB® products are basic commercial and consumer products which are not subject to major cyclical variations.

Competition

The business in which we plan to engage is highly competitive, and is composed of may companies which are well financed and have a performance history.

Employees And Labor Relations

The Company has one full time and one part time employee and is not subject to any labor contracts.

Facilities

The Company is sharing office space with EPIC and pays no rent. At this time the Company requires no warehousing or production facilities.

>PLAN OF OPERATIION

The Company's plan of operation for the next 12 months consists of the following:

Branding	We are developing a program for branding RX Healthcare as "The AcuFAB Company" and the products made from AcuFAB® as an "AcuFAB Product."

Structure - We plan to organize RX Healthcare into two corporate divisions - AcuFAB F & F, Ltd. (AcuFAB Fashion & Footware) and AcuFAB H F, Ltd. (AcuFAB Home Furnishings).

Company Growth - We intent to grow the RX healthcare through the acquisition of independent companies and/or joint ventures.

Production - AcuFAB® products are produced by EPIC Medicor, Ltd., a limited liability company owned by EPIC Corporation, 60%, and RX Healthcare, 40%. EPIC Medicor, Ltd., sells the products to the corporate divisions of Rx Healthcare and others under private labels. Initially products are being produced by independent contractors. However initially EPIC Medicor is planning a production facility for insoles in Austin, Texas.>

Acquisitions - RX Healthcare is negotiating to acquire one or more independent companies with small but established businesses, but no agreements have been reached at this time.

Joint Ventures -RX Healthcare is currently negotiating to form joint ventures with small independent companies with established product lines that are synergetic with the AcuFAB® products and are in need of capital to expand their business. In conjunction with the joint ventures we are negotiating a manufacturers representative agreement to sell the AcuFAB® products.

On-Line-Sales Company - EPIC and RX Healthcare have established an on-line-sales company to sell the AcuFAB® products and other products through several websites.>
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Marketing

Joint Venture - RX Healthcare has entered into a manufacturers representative agreement to sell AcuFAB® products and a letter of intent to enter a joint venture with a product promotions company.>

Footwear Consulting Group - RX Healthcare recently engaged a footwear consulting group that has created a list of contact of wholesalers, retailers, and podiatrist which could be interested in buying and selling our insoles. They have also provided RX healthcare with letters of introduction to including an approach for pitching the sale of the insoles and their benefits to those listed on the contact lists. They have also develop a pricing strategy as a guid to selling the insoles.

P R Firm for Branding & Social Media Sales - RX Healthcare desires to engage a New York hands-on public relations agency, with staff in LA, and affiliates in Toronto (CA) and London (UK). This agency specializes in creating and executing comprehensive marketing, public relations and special event programs for a wide variety of companies and associations seeking to create stronger identities and achieve solid market positioning. The agency's contacts, consistency and results plus access to the fashion, lifestyle, accessories and business media gives clients the greatest exposure. The agency's reputation in developing targeted, results oriented programs for a broad range of companies is founded upon years of staff experience, and an ability to anticipate trade and consumer trends and translate marketing goals into creative, realistic programs with media appeal.

RX Healthcare has received a proposal from the agency for a monthly fee of $10,000 plus out-of-pocket expenses of approximately $500.

USE OF PROCEEDS

The Company is planning to raise $500,000 for cash pursuant to a Rule 506(c) Private Offering ("Offering"). The Offering will consist of 1,000,000 shares a the Company's Series A 10% Preferred Stock based on a price of $0.50 per share ("Shares"). Based on a public offering price of $0.50 per share for the 1,000,000 shares, we will receive $500,000 in cash. If the maximum number shares are sold by our management and none by NASD broker dealers (who could receive a ten percent [10% commission on sales made by them]. The following table illustrates the allocation of proceeds from the offering if 10%, 25%, 50%, 75% and 100% the maximum number of shares are sold:

	ASSUMING
	Sales Of	Sales Of	Sales Of	Sales Of	Sales Of
	100,000	250,000	500,000	750,000	1,000,000
	Shares	Shares	Shares	Shares	Shares
Total Offering	$50,000	$125,000	$250,000	$375,000	$500,000
Advertising & Marketing	40,000	70,000	140,000	140,000	145,000
Produt Purchases	-	25,000	75,000	80,000	160,000
Audit Fees	-	10,000	10,000	10,000	10,000
PR and IR Costs	-	-	-	120,000	120,000
Capital Equipment Cost	-	10,000	15,000	15,000	15,000
General & Administrative	10,000	10,000	10,000	10,000	50,000
Total	$50,000	$125,000	$250,000	$375,000	$500,000

Funds received from the sell of Shares will first be used to provide funds for ongoing General and Administrative costs, second to provide for the ongoing advertising, marketing, sales promotion, and material purchases costs. The Company does not intend to have any offering costs.

The Company's indebtedness as of September 30, 2015, is $20,100.

Pending application of cash proceeds as described above, the Company intends to invest the net cash proceeds of this offering in investment-grade, short-term securities according to Rule 15c2-4 as promulgated under the Exchange Act. No NASD member or any affiliated, associated, or related person will receive a commission on the net proceeds from the sale of the Shares.

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CAPITALIZATION

The following table sets forth the capitalization of the Company (i) as of September 30, 2015, and (ii) as adjusted to reflect the sale by the Company of a maximum 1,000,000 shares of Series A 10% Preferred Stock at an assumed public offering price of Fifty Cents ($0.50) per share, excluding the exercise of an option to purchase 4 shares of common stock per Share. This table should be read in conjunction with the Financial Statements and related notes thereto included elsewhere in this Supplement.

	September 30, 2015
		ADJUSTED
	ACTUAL	50%	75%	100%
		Units Sold	Units Sold	Units Sold
Debt	20,100	20,100	20,100	20,100
Shareholders' Equity (deficit)
..Shares of Common Stock issued & outstanding	29,160,000	29,160,000	29,160,000	29,160,000
..Capital Account - Stated Value of $0.01 per share	291,600	291,600	291,600	291,600
..Series A 10% Preferred Stock - Stated Value $0.10 per share	-	50,000	75,000	100,000
..Additional Paid-In Capital1	2,690,335	2,890,335	2,990,35	3090,335
..Unrealized Appreciation (Loss)	500,000	500,000	500,000	500,000
..Accumulated Deficit	(980,990)	(980,990)	(980,990)	(980,990)
Total Shareholders Equity	2,500,945	2,750,945	2,875,945	3,000,945
Total Capitalization	2,521,045	2,771,045	2,896,045	3,021,045
style width="70"> 1The additional paid-in capital is calculated by deducting the value of Shares sold less the Stated value of the Offering Shares issued + Beginning Paid-In Capital:
50% sold is 250,000 - 50,000 + 2,690,335 = 2,890,335
75% sold is 375,000 - 75,000 + 2,690,335 = 2,990,335
100% sold is 500,000 - 100,000 + 2,690,335 = 3,090,335

DILUTION

The net tangible book value of the Company on September 30, 2015, was ($2,500,945), or ($0.0858) per share of Common Stock ((2,500,945)/29,160,000=(0.0858)) before the offering. "Net tangible book value" per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sales of the Offering of Preferred Stock by the Company of the 500,000, 750,000 and 1,000,000 Shares offered hereby at a Private Offering under Rule 506(c) to accredited investors per share for $0.50 per share, the pro forma net tangible book value after the Offering, but before the exercise of all Series A, B, C, and D Warrants, the value of the assumed Shares sold would be respectively $250,000, $375,000, and $500,000. To determine the Dilution of the Shares it is assumed that the each of the Shares (1,000,000) was exchanged for 4 shares of common stock, resulting in a per share price of $0.125 for the common stock. This assumes the total shares of common issued and outstanding to be 33,160,000. The increase in value per share for the assumed sale and conversion resulting into 2,000,000 shares would be $0.0025 ((2,750945/31,160,000=.0883 - .0858 = .0025), for 3,000,000 shares it would be $0.0036 (2,875,945/32,160,000 = .0894 - .0858 = .0036), and for 4,000,000 Shares it would be $0.0047 (3,000,945/33,160,000 = .0905 - .0858 = .0047). This represent an increase in net tangible book value of, respectively, $0.0025 per share, $0.0036 per share, and $0.0043 per share to existing stockholders and a decrease in value of, respectively, $0.0367 per share, $0.0356 per share, and $0,0347 per share to the purchasers of the Shares.

	OFFERING
	ACTUAL	50%	75%
	2,000,000	3,000,000	4,000,000
Assumed Initial Offering price per share after conversion	$0.125	$0.125	$0.125
Net tangible book value befdore offering	0.0858	0.0858	0.0858
Pro forma net tangilbe book value after offering	0.0883	0.0894	0.0905
Increased book value per share attributaable to old investor	0.0025	0.0036	0.0047
Net tangible book value dilution to new investors	0.0367	0.0356	0.0345

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The following table sets forth, on a pro forma basis as of September 30, 2015, the number of shares of Common Stock purchased from the Company (it does not assume a conversion of the outstanding Series A through Series D Warrants to Common Stock), the total consideration and the average price per share paid by the existing holders of Common Stock, and the price to be paid by the new investors (assuming an Offering Price of $.125 per share of common stock which is allocated to each of 4 shares of common stock exchange).

	Shares Purchased		Total Consideration Paid		Shares Purchased
	Number	Precent	Amount	Percent	Per Share
Existing Sharehioders	29,160,000	93,58	2,931.935	92.26	$0.10
New Investors	2,000,000	0.0858	0.0858	0.10	0.125
Total	31,160,000	100	3,231.935	100

Existing Shareholders	29,160,000	93.67	2,981,935	88.83	0.10
New Investors	3,000,000	9.33	375,000	11.17	0.125
Total	32,160,000	100	3,356,935	100

Existing Shareholders	29,160,000	87.94	2,981,935	85.64	0.10
New Investors	4,000,000	12.06	500,000	14.36	0.125
Total	33,160,000	100	1,481,935	100

MANAGEMENT

The directors and executive officers of the Company are set forth below.

Name	Position
Ronald S. Tucker	Director, Chairman, Chief Eexecutive Officer, President and Chief Financial Officer

Leticia I. Tucker	Director, Secretary/Treasurer

Ronald S. Tucker, 77, since 2006 has been the Chief Executive Officer, Chief Financial Officer and Director, and founder of Company, and holds similar positions with EPIC Corporation (OTC:EPOR) formerly Tensleep Corporation (OTC: TENS) since 1997. Mr. Tucker was also the founder and former officer and director of Tensleep Technologies, Inc. (OTC:TNSP), which is now Commodore International, Inc. (OTC:CDRL) Since 1990, to present, Mr. Tucker was the founder has been and now is the President and a director of R Tucker & Associates, Inc, a financial and corporate development consulting firm. Mr. Tucker is a graduate of the University of California at Los Angeles where he received a Bachelor of Science while majoring in finance and accounting. Mr. Tucker is also a graduate of the Loyola University School of Law. Mr. Tucker is the husband of Leticia I. Tucker and a member of the California and Texas Bar Associations.

Leticia I. Tucker, 74, since 2006 is a Director and is the Secretary/Treasurer of the Company and holds similar positions with EPIC Corporation since 1997. She is the wife of Ronald S. Tucker, and for more than ten years has provided accounting and financial services for various small businesses.

Each director serves for a term of one year and is subject to reelection at the annual meeting of shareholders.

Compensation

Our two officers and directors, during each year, to conserve capital, have agreed to work for no compensation. At the end of each fiscal year the Board of Directors will review the financial results of the Company to determine whether to enter employment agreements with the officers and establish compensation for the directors for the following year.

Employment Agreements

The Company at this time has not entered into an employment agreement with any of the officers or directors. The management does not believe that an agreement will be entered into until after September of 2016.

Limitation of Liability and Indemnification>

Our Bylaws provide that the Company will indemnify its Directors and officers to the fullest extent permitted by law against certain losses which may be incurred in connection with any proceeding which arises by reason of the fact that such person is or was an agent of the Company. The Company believes that indemnification under the Bylaws covers at least negligence and gross negligence by an indemnified party, and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay those advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

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In addition, our Articles of Incorporation provide that, pursuant to Colorado law, our Directors shall not be liable to the Company or its stockholders for monetary damages for and act or omission in the Director's capacity as a Director. This does not eliminate or limit the liability of a Director to the extent the Director is found liable for a breach of the Director's duty to loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, or a knowing violation of the law, for actions leading to improper personal benefit to the Director and for an act or omission for which the liability of the Director is explicitly provided by applicable statute. The provision also does not affect a Director's responsibilities under any other law, such as federal securities laws or state and federal environmental laws.

BENEFICIAL OWNERSHIP

As of September 30, 2015, we had 29,1600,000 shares of its Common stock issued and outstanding. The following schedule tabulates holders of Common Stock of the Company by each person who holds of record or is known by Management of the Company to own beneficially more than five percent (5%) of the Common Stock outstanding before the Offering and estimated after the Offering from an expected exchange of Units in cancellation of debt and by all Officers and Directors of the Company Individually, and as a group. The Shareholders listed below have sole voting and investment power.

OWNERSHIP
		Amount	Percent Of
Class	Name/Address	Owned1	Class
Common	EPIC Corporation2 - Parent Company	19,000,000	65.16%
	1623 Tradewinds Lane
	Newport Beach, CA 92660

Common	American H & W Corp3 4 5	4,000,000	13.72%
	107 E. 7th Street, Suite 4375
	Cheyenne, WY 82001

Common	Tucker Community Trust6	800,000	2.74%
	1623 Tradewinds Lane
	Newport Beach, CA 92660

	Officers and Ddirectors as a group7	1,889,384	6.48%

1Qualifying Series A - D Warrants are held by the following entities and by Ronald S. Tucker and Leticia I. Tucker as beneficial owners: EPIC Corporation 3,360,000; American H & W Corp 16,000,000; Tucker Community Trust 3,200,000; Tensleep Financial Corp 800,000; EPIC Medicor Corporation 320,000; Tucker Family Trust 160,000; Land & Realty LLC 160,000; Total Warrants 24,000,000. Ronald S Tucker & Leticia I. Tucker own beneficially 3,360,000

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2Ronald S. and Leticia I. Tucker are officers and directors of EPIC Corporation and hold the power to vote its stock.

3Ronald S. Tucker is an officer and director of American H & W Corp and hold the power to vote its stock.

4R Tucker & Associates, Inc., the Trustee of the Tensleep Trust has the power to vote a total of 874,500 shares of the Company's common stock owned directly and beneficially by Tensleep Trust. Ronald S. Tucker, Jr., Ronald S Tucker, Sr, are the officers and directors of the R Tucker & Associates, Inc. as representatives of R Tucker & Associates, Inc., may vote and dispose of shares attributable to R Tucker & Associates, Inc.

5Tensleep Trust is a discretionary trust whose beneficiaries are Ronald S. Tucker, Leticia I. Tucker, Ronald S. Tucker, Jr., Adriana L. Tucker, and any grandchildren of Ronald S. and Leticia I. Tucker, and several non-profit institutions. None of the beneficiaries have an ownership interest.

6Tucker Community Trust is a revocable trust with Ronald S. Tucker & Leticia I. Tucker trustees and beneficial Owners of 55,000 shares.

7The beneficial owners of Land & Realty LLC., are the Tucker Family Trust and Pollyanna Partners on a 85.96 - 14.04% basis, respectively. The Tucker Family Trust is a discretionary trust whose trustee is Ronald S. Tucker, Jr., and the beneficiaries are Ronald S. Tucker Leticia I. Tucker, Ronald S. Tucker, Jr., and Adriana L. Tucker, with no one person having an ownership interest. Pollyanna Partners is a general partnership between Ronald S. Tucker and Polly Leason on a 50 - 50% basis.giving Ronald S. Tucker the beneficial ownership of 34,384 shares of the Company's common stock.

DIRECTORS & OFFICERS
		Amount	Percent Of
Class	Name/Address	Owned	Class
Common	Ronald S. Tucker1	24,889,384	86.35%
	1623 Tradewinds Lane
	Newport Beach, CA 92660

Common	Leticia I. Tucker1	24,889,384	85.35%
	1623 Tradewinds Lane
	Newport Beach, CA 92660

	Officers and Ddirectors as a group(2)	24,889,384	85.35%

	Total Issued and Outstanding	29,160,000	100%

1Ronald S. and Leticia Tucker after the Offering direct control of voting and disposition of 1,855,000 shares of common stock and indirect control of voting and disposition of 19,000,000 of common stock owned by EPIC, 4,000,000 shares owned by American H & W Corp, and Ronald S. Tucker has indirect control of 34,384 shares owned by Land & Realty LLC.

DISCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 150,000,000 authorized shares of common stock, with no par value per share ("Common Stock") and 10,000,000 authorized and unissued shares of preferred stock.

Common Stock

The holders of shares of Common Stock have no preemptive rights to maintain their respective percentage ownership interests in the Company or other subscription rights for other securities of the Company. Shares of Common Stock are not redeemable or subject to further calls or assessments. The holders of shares of Common Stock are entitled to share pro rata in dividends, if any, as may be declared by the Board of Directors of the Company. The dividends are to be paid out of funds legally available for that purpose. Dividend Policy is subject to the prior rights of holders of shares of Preferred Stock, if any, upon liquidation, dissolution and winding up of the Company, holders of shares of Common Stock are entitled to share ratably in the net assets available for distributions to such holders.

Holders of Common Stock are entitled to vote upon all matters submitted to a vote of the stockholders of the Company and shall be entitled to one vote per share held, except in the election of directors where the holder shall be entitled to one vote per share held times the number of directors to be elected. Generally, the vote of the majority of the shares represented at a meeting of the stockholders and entitled to vote is sufficient for actions that require a vote of the stockholders.

Preferred Stock

The Board of Directors is authorized, without any further action by the shareholders, to issue Preferred Stock from time to time in such series, in such a number of shares and with such dividend, redemption, liquidation, voting, conversion, sinking fund and other rights as the Board shall establish.

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The board of directors has authorized to issuance 6,000,000 shares of a Series A 10% Preferred Stock, but at this time no shares have been issued and non are outstanding.

The Company is planning to offer 1,000,000 shares of the Series A 10% Preferred Stock to accredited investors pursuant to Rule 506(c) under the Act for $0.50 per share for a total of $500,000). The Company shall pay a quarterly dividend of 2.5% per quarter as of March 31, June 30, September 30, and December 31, which shall be paid by the 15th of the Months of April, July, October, and January. The Dividend may be paid in cash or in the Company's common stock in the discretion of the Company. The holders of the Series A 10% Preferred Stock shall have an option for a period of five years from the date of issuance to purchase 4 shares of RX Healthcare's common stock for a price of $0.125 per share for each share of Preferred purchased by the holder. The holders shall also have the right to purchase any or all of the option shares by exchanging one share of Preferred stock for 4 shares of common stock.

Warrants

The Company has outstanding four series of warrants each consisting of 6,000,000 warrants each. The four series include Series A, B, C and D warrants exercisable into one share of common stock. The exercise prices for the Series A through D Warrants, are $0.075, $0.10, $0.15, and $0.20 per share, respectively; and their expiration dates are respectively 24, 36, 48, and 60 months starting with the effective date of this offering. The total number of shares underlying the warrants are 6,000,000 shares for each series for a total of 24,000,000 shares. The warrants may be exercised for cash or the cashless exchange of the Company's common and/or preferred stock. The exchange rates of the common or preferred stock would be determined by the board of directors at the time of the exchange based on the market value of the common stock or the reasonable and fair value of the common stock as determination by the board of directors at the time of the exchange. The exercise of the warrants will dilute the existing shareholders of the company, and the exercise of warrant's with an exchange of the Company's common or preferred stock will result in further dilution of shareholders and fail to provide additional capital to the Company, The offering of the common stock underlying the warrants is a continuous offering.

The Transfer Agent and Registrar for the Common Stock will be Corporate Stock Transfer located at 3200 Cherry Creek Drive South, Suite 430, Denver, CO 80209. Its telephone number is (303) 282-4800.

SHARES ELIGIBLE FOR FUTURE SALE

The Company has outstanding 26,160,000 shares of its Common Stock, before the exercise of any warrants. There are 11,000,000 shares of issued common stock freely tradable and the underlying 24,000,000 shares for the Series A through Series D Warrants will be freely transferable without further restriction or registration under federal securities law except for any securities bought by an "affiliate" of the Company as that term is defined by Rule 144 as promulgated in the Securities Act of 1933, as amended (the "Act". All restricted shares of Common Stock held by existing shareholders may not be sold without registration under the Act unless an exemption from registration is available, including an exemption contained in Rule 144. The offering of the common stock underlying the warrants is a continuous offering.

In general, the safe harbor provided under Rule 144, as currently in effect, depends on whether or not the issuer of the securities was for 90 days immediately before a sale of a restricted security, subject to the reporting requirements of section 13 and 15(d) of the Securities Exchange Act of 1934 ("Exchange Act?) ("Reporting Company"), and whether or not the person selling the securities is an affiliate of the issuer, or within the last 90 days was an affiliate, or sells the securities for the account of an affiliate, or sells for the account of a person who was an affiliate for 90 days immediately before the sale ("Affiliate").

If the issuer is a Reporting Company and the person selling restricted securities is not an Affiliate and is doing so for his own account shall not be considered an underwriter of those securities within the meaning of section 2(a)(11) of the Act ("Statutory Underwriter") if there is adequate current public information available with respect to the issuer of the securities3, and a minimum of six months has elapsed since the acquisition date and any resale of such securities by the acquirer or any subsequent holder of those securities4; however, Rule 144(c)(1) will not apply if the seller in not an Affiliate and a period of one year has elapsed since the acquisition from the issuer or an affiliate and the resale of the securities5.

3. See Rule 144(c)(1)

4. Rule 144(d)(1)(i)

5. Rule 144(b)(1)(i)
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If the issuer is not a Reporting Company and the person selling restricted securities is not an Affiliate and is doing so for his own account, he shall not be considered a Statutory Underwriter if a minimum of one year has elapsed since the date of the acquisition of the securities and the date of the resale of the securities6.

Whether or not the issuer is a Reporting Company, and affiliate or any person who was an affiliate at any time during the 90 days immediately before the sale of restricted securities, or person who sells restricted or any other securities for the account of an affiliate or for the account of a person who was an affiliate at any time during the 90 days immediately before the sale, shall be deemed not to be a Statutory Underwriter of those securities if7:

• There is adequate current public information available about the issuer8;

• If the issuer is a Reporting Company, a minimum of six months must elapse between the purchase date and the resale date by the acquirer or the subsequent holder of the securities9; or

• If the issuer is not a Reporting Company, a minimum of one year must elapse between the purchase date and the resale date10;

• If the securities sold for the account of an Affiliate whether or not those securities are restricted, the amount of securities sold, together with all sales of securities of the same class for the preceding three months are not to exceed, in general, the greater of one percent of the shares outstanding, the average weekly reported volume of trading in such securities on all national securities exchanges during four calendar week before a notice of sale, order given to a broker or the date of execution with a market maker11;

• The securities are sold through a brokers' transaction or a transaction directly with a market maker12;

• The seller does not solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction, or make a payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities13;

• The brokers' transaction does no more than execute the order or orders to sell as agent for the person whose account the securities are sold, only receives customary broker's commission, and neither solicits nor arranges for the solicitation of customers' orders to buy the securities in anticipation of or in connection with the transaction; 14; and

• The seller must have a bona fide intention to sell the securities with in a reasonable time after filing Form 144 concurrently with either the placing with a broker or an order to execute a sale with a market maker of a sale if the securities to be sold during any three months exceeds 5,000 shares or has an aggregate sale price more than $50,00015.

There is no public market for any of the Company's securities and no assurance can be given that any such market will exist or develop upon completion of this offering or, if developed, will be maintained. The Company cannot predict the effect, if any, that sales of restricted securities or the availability of such securities for sale will have on any market prices prevailing from time to time for the Company's securities. Nevertheless, sales by existing security holders of substantial amounts of the Company's securities, including securities offered hereby, could adversely affect prevailing market prices for the Company's securities if and when a market exists or develops. None of the holders of any shares of Common Stock is entitled to any registration rights. See Plan of Distribution -- Marketing Arrangements

MARKET FOR COMMON STOCK

As of September 30, 2015, there were 29,160,000 outstanding shares of Common Stock.

There is no existing market for our Common Stock, and no assurance can be given that an established and liquid trading market for the Common Stock will develop.

6. Rule 144(b)(1)(ii)

7. Rule 144(b)(2)

8. Rule 144(c)

9. Rule 144(d)(1)(i)

10. Rule 144(d)(1)(ii)

11. Rule 144(e)(1)

12. Rule 144(f)(1)

13. Rule 144(f)(2)

14. Rule 144(g)

15. Rule 144(h)

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The development of a public market that has the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither our officers nor any market maker has any control. Accordingly, there can be no assurance that an active or liquid trading market for the Common Stock will develop, or that if such a market develops, it will continue. To the extent permissible under applicable laws, the Company will use its best efforts to assist in the matching of persons who wish to purchase and sell the Company's Stock. There can be no assurance, however, that purchasers and sellers of our Stock can be readily matched and investors should, therefore, consider the potentially illiquid and long-term nature of the securities offered in the Offering. Furthermore, there can be no assurance that purchasers will be able to sell their shares at or above the Purchase Price.

INTEREST OF OTHERS IN CERTAIN TRANSACTIONS

On September 22, 2013, the Company entered into an Exclusive License Agreement with EPIC Health Plc. a corporation formed by Ronald Tucker in July 2013, for the exclusive right to distribute AcuFAB® and it products in North, Central and South America in exchange for 3,900,000 of the Company's Preferred Stock. Then on March 1, 2014, in a Memo of Agreement - Liquidation ("Memo") EPIC Health Plc, which was to be liquidated, and the Company agreed to terminate and cancel the Exclusive License Agreement of September 22, 2013, and EPIC Health Plc would return the 3,900,000 shares of the Company's Preferred Stock to be cancelled. Then on March 1, 2014, pursuant to the Memo,Tensleep Trust, a discretionary trust, through R Tucker & Associates, Inc., its Trustee, and the Company entered into an Exclusive License Agreement on April 28, 2014 ("New License"), where the Company would have the exclusive rights to distribute AcuFAB® and its products in North America to consumer market segments and this agreement provided for the License Agreement be considered executed as of September 22, 2013, the date of the original sublicense. The License gives the Company the exclusive right to sell AcuFAB® and AcuFAB® products to established consumer consumer healthcare market segments.

The Company under the New License paid (1) a one time license fee of $1,000,000 in the form of a promissory note (the note may be paid in all or part with registered securities. Units under this Regulation A offering are considered registered securities of the Company and the note can be paid through issuance of Regulation A securities); (2) will pay one half of any sub-license one time license fee; and (3) will pay a royalty of 10% of Company's net sales of the AcuFAB® products. The one time license fee of $1,000,000 was paid to American H & W Corp the nominee of Tensleep Trust. The 50% of any one time license fee received by the Company and the 10% royalty would be paid to EPIC Corporation. Tensleep Trust is a discretionary irrevocable trust trust and R Tucker & Associates is the Settlor and became the Trustee when the original trustee was dissolved. The principal controlling persons of American H & W Corp are Tensleep Trust its sole shareholder, and Ronald Tucker is the sole officer and director of American H & W Corporation.

The Company was incorporated by R Tucker & Associates, Inc., and in January 2007 issued R Tucker & Associates, Inc. 1,000,000 shares of its common stock for cash of $10,000. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended ("Act").

The Company in September 2009, redeemed 1,000,000 shares of its common stock from R Tucker & Associates, Inc., for the issuance of a promissory note in the face amount of $200,000 convertible into shares of the Company's common stock. The promissory note provide for interests at the rate of 10% and was due on demand or December 31, 2014. Then in July 2013, R Tucker & Associates, Inc., transferred the promissory note to the Tensleep Trust, a discretionary irrevocable trust pursuant to the Declaration of Trust executed by R Tucker & Associates, Inc., and EPIC Trustees Limited. EPIC Trustees Limited was subsequently dissolved and R Tucker & Associates, Inc., became the successor trustee.

On September 30, 2014, the Company wrote off its investments in Tensleep Financial Corporation and Amcor Financial Corporation and EPIC Corporation returned 15,500,000 shares of the Company's common stock for cancellation.

The Company on September 3, 2014, file a From 1-A with the Securities & Exchange Commission ("SEC") for 60,000 Investment Units ("Units") at a price of $.25 per unit. Each Unit consists of 100 shares and 100 warrants each of a Series A, B, C and D with an exercise price of $0.075, $0.20, $0.30 and $0.40, respectively, and expire 24, 36, 48, and 60 months from the date the Reg. A becomes effective. On January 28, 2015, the Reg. A was qualified by the SEC under Section 3(b)(1) under the then effective exemption of the Securities Act of 1933 ("Act").

The Company on January 28, 2015, issued 4,880,000 shares of its common stock and 4,880,000 warrants to purchase 4,880,000 shares of common stock for each of the Series A, B, C and D Warrants in exchange for the cancellation of $1,361,607 indebtedness in accordance with the qualified Reg. A Offering.

18

The Company on February 28, 2015, as payment of consulting fees in the amount of $50,000 issued 200,000 shares of its common stock and 200,000 warrants to purchase 200,000 shares of common stock for each of the Series A, B, C and D Warrants in accordance with the qualified Reg. A Offering.

The Company on February 28, 2015, the Company entered into an agreement with EPIC Medicor Corp, the sole shareholder being the Tucker Family Trust, to acquire an exclusive license to sell AcuFAB® products to the healthcare and medical market segments in North America. The agreement provided for the Company to assume the one time license fee of $1,000,000 and to make a payment i80,000 shares of common stock valued at $20,000 and 80,000 warrants to purchase 80,000 shares of common stock for each of the Series A, B, C, and D Warrants in accordance with the qualified Regulation A Offering.

The Company on September 10, 2015, issued 3,160,000 shares of its restricted common stock in partial settlement of a $790,000 portion of the $1,000,000 assumed obligation of the Company in the Healthcare Market License. The shares were issued pursuant to Section 4(a)(2) of the Act.

The Company on September 10, 2015, issued 840,000 shares of its common stock valued at $210,000 and 840,000 warrants to purchase 840,000 shares of common stock for each of Series A, B, C and D Warrants accordance with the Regulation A Offering for the cancellation of the remaining $210,000 of the Company's indebtedness assumed by the Company when it acquired the exclusive license to sell and distribute the AcuFAB® products to the healthcare and medical market segments in North America. The shares and warrants were issued in accordance with the qualified Regulation A Offering.

ADDITIONAL INFORMATION

We are not currently a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Washington D. C. Office of the Securities and Exchange Commission (the "Commission") Two Form 1-A's under the Act, with respect to the securities previously issued by the Company. This Offering Circular Supplement does not contain all the information set forth in the Offering Statements and the exhibits thereto. For further information concerning the Company, reference is made to such Offering Statement's and related exhibits.

Statements made in this Offering Circular Supplement regarding the contents of any contract, agreement or other document filed as an exhibit to the Offering Statements are not necessarily complete, and reference is made to the respective exhibits for a more complete description of the matters involved. The Offering Statements and exhibits may be inspected without charge and copied at the Commission's public reference facilities at 450 Fifth Street N.W., Washington, DC 20549. Copies of such material may be obtained at prescribed fees from the Commission's Public Reference Section at 450 Fifth Street N.W., Washington, DC 20549.

This Offering Circular Supplement does refer to certain agreements and other documents that were entered into subsequent to the effective date of the Offering Circular and the Company will provide copies of any of those documents upon request.

SHAREHOLDERS REPORTS

The Company intends to furnish to its shareholders annual reports containing audited or un-audited financial statements examined and reported by the Company's independent certified public accountants, quarterly reports for the first three quarters of each fiscal year containing un-audited financial information and such other interim reports as it may from time to time deem appropriate.

STATEMENT OF CONDITION

The accompanying financial statements of the Company have been prepared by management for their use as of the date indicated and have not been audited or reviewed by an independent accountant. They have been prepared on a basis which management believes meets General Accepted Accounting Principals ("GAAP") and are reasonable.

19

RX HEALTHCARE SYSTEMS, LTD.

A Development Stage Company

FINANCIAL STATEMENTS

For Years Ending

September 30, 2015 and 2014

(Unaudited)

(From Inception March 29, 2006 to September 30, 2015)

20

RX HEALTHCARE SYSTEMS, LTD.

A Development Stage Company

BALANCE SHEET

As Of

Sseptember 30, 2015 and 2014

(Unaudited)

ASSETS

	2015	2014
CURRENT ASSETS
Cash	$ 1,054	$ 10,000
Inventory	-	4,202
Total Current Assets	1,054	14,202

OTHER ASSETS
Investments	500,000	-
License	2,020,000	1,000,000
Total Other Assets	2,520,000	1,000,000

TOTAL ASSETS	$ 2,521,054	$ 1,014,200

LIABILITIES AND STOCKHOLDERS EQUITY

	2015	2014
CURRENT LIABILITIES
Accrued Interest On Loans	$ -	$ 134,857
Loans Payable (Note 6)	20,110	11,500
Total Current Liabilities	20,110	146,357

OTHER LONG TERM LIABILITIES
Note Payable - Convertible Notes	-	1,210,000

TOTAL LIABILITIES	20,110	1,358,357

SHAREHOLDERS EQUITY
Preferred Stock, $0.10 stated value 10000,000 shares authorized, no shares issued and outstanding	-	-
Common Stock, 150,000000 Authorized, 39,160,000 and 20,000,000 shares issued and outstanding as of September 30, 2015 and 2014	291,600	200,000
Additional Paid In Capital	2,690,335	350,328
Unrealied Appreciation (Loss)	500,000	-
Accumulated Deficit from Inception (3/29/2006)	(980,990)	(892,482)
TOTAL SHAREHOLDERS EQUITY	2,500,944	(342,154)

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 2,521,054	$ 1,014,200

See Accompanying Notes

21

RX HEALTHCARE SYSTEMS, LTD.

A Development Stage Company

STATEMENT OF OPERATIONS

For Years Ending

Sseptember 30, 2015 and 2014

From Inception 3/29/2006 to 9/30/2015

(Unaudited)

" " " " " " " " " " " " " " "
			From
	2015	2014	Inception
REVENUES
Product Sales	$ 6,711	$ 24,616	$ 80,820
License Fees	-	-	-
Consulsting Services	-	-	-
Total Revenues	6,711	24,616	80,820

COST OF GOODS SOLD
Cost of Products	4,146	12,588	42,300
Total Cost of Good Sold	4,146	12,588	42,300

GROSS PROFIT	2,565	12,029	38,5221

EXPENSES	-	-	-
Advertising	4,973	13,486	45,044
Consulting Services	50,000	-	119,000
Insurance	-	-	1,249
Miscellaneous	12,209	40	9,665
Organizational Expense	-	-	50,000
Outside Services	-	-	12,848
Utilities	-	-	187
Total Expenses	67,182	13,526	237,793

TOTAL OPERATING PROFIT (LOSS)	(64,617)	(1,497)	(199,272)

OTHER INCOME (EXPENSES	-	-	-
Other Expense	(15,941)	-	(15,941)
Interest Expense	(5,000)	(21,000)	159,449)
Gain (Loss) on Asset Write Off	-	(466,328)	(596,328)
Total Other Incom/Expenses	(20,941)	(487,328)	(771,718)

NET PROFIT/LOSS	$ (85,558)	$ (488,825)	$ (970,990)

See Accompanying Notes

22

RX HEALTHCARE SYSTEMS, LTD.

A Development Stage Company

STATEMENT OF STOCKHOLDERS EQUITY

From March 29, 2006 to September 30, 215

(Unaudited)

		Number of				Accumulated
		Common	Consider-	Common	Paid-in	Profit	Unrealized
	Date	Shares	eration	Stock	Capital	(Deficit	Appreciation	Total
Balance at March 29, 2006				$	$	$	$	$
Section 4(a)(2) Private Placement	Jan 16,2007	1,000,000	Cash	10,000	-	-	-	10,000
Qualified Shares Reg A	Aug 5, 2007	520,000	Non-Cash	5,200	124,800	-	-	130,000
Qualified Shares Reg A	Aug 5, 2007	200,000	Non-Cash	2,000	48,000	-	-	50,000
Qualified Shares Reg A	Sep 20, 2007	280,000	Cash	2,800	67,200	-	-	70,000
Section 4(a)(2) Private Placement	Sep 20, 2007	1,000,000	Non-Cash	10,000	14,000	-	-	24,000
Shares redeemed by Corp	Sep 30, 2009	1,000,000	Non-Cash	(10,000)	(190,000)	-	-	(200,000)
Section 4(a)(2) Private Placement	Sep 30, 2009	5,100,000	Non-Cash	51,000	283,550	-	-	334,550
Capital Contribution	Sep 30, 2009	-	Non-Cash	-	286,778	-	-	286,778
Stock Dividend 4:1	Oct 1, 2009	28,400,000	Non-Cash	284,000	(284,000)	-	-	-
Loss from inception to 9/30/2011		-		-	-	(350,193)	-	(350,193)
Balance at 9/30/2011		35,500,000		355,000	350,328	(350,193	-	355,135
Loss period ending 9/30/2012		-		-	-	(23,032)	-	(23,032)
Balance at 9/30/2012		35,500,000		355,000	350,328	(373,225)	-	332,103
Loss period ending 9/30/2013		-		-	-	(33,382)	-	(33,382)
Balance at 9/30/2013		35,500,000		355,000	350,328	(406,607)	-	298,721
Shares redeemed by Corp	Sep 30, 2014	(15,500,000)	Non-Cash	(155,000)	-	-	-	(155,000)
Loss period ending 9/30/2014		-		-	-	(488,825)	-	(483,825)
Balance at 9/30/2014		20,000,000		200,000	350,328	(895,432)	-	(345,104)
Qualified Shares Reg A	Jan 30, 2015	4,880,000	Cash	48,800	1,312,807	-	-	1,361,607
Qualified Shares Reg A	Jan 30, 2015	200,000	Cash	2,000	48,000	-	-	50,000
Qualified Shares Reg A	Jul 15, 2015	80,000	Cash	800	19,200	-	-	20,000
Qualified Shares Reg A	Sep 10, 2015	840,000	Cash	8,400	201,600	-	-	210,000
Section 4(a)(2) Private Placement	Sep 10, 2015	3,160,000	Non-Cash	31,600	748,400	-	-	780,000
Unrealized Appreciation	Sep 30, 2015	-		-	-	-	500,000	500,000
Loss period ending 9/30/2015		-		-	-	(75,558)	-	(75,558)
Balance at 9/30/2015		29,160,000		$291,600	$2,680,335	$(970,990)	$500,000	$2,500,944

23

RX HEALTHCARE SYSTEMS, LTD.

A Development Stage Company

STATEMENTS OF CASH FLOWS

As Of September 30, 2015 and 2014

From Inception 3/29/2006 to 9/30/2015

(Unaudited)

" " " " " " " " " " "
			From
	2015	2014	Inception
CASH FLOW FROM OPERATING ACTIVITIES
Net Income (Loss):	$ (85,558)	$ (488,825)	$ (890,990)
Adjustments to reconcile net loss to net cash provided	-	-	-
(Decrease) increase by operations	-	-	-
Operating Activities:	1,502	-	-
Asset Write-offs:	-	469,278	596,328
Non-cash Operating Expenses:	50,000	-	91,107
Inventory:	-	(1,503)	-
Increase (decrease) in liabilities:	-	-	-
Accounts Payable:	20,110	-	21,110
Note Payable:	-	10,000	21,500
Accrued interest:	5,000	21,000	163,000
Net cash provided (used) by operating activities	(8,945)	9,950	(88,945)

CASH FLOWS FROM FINANCING ACTIVITIES
Common Stock	-	-	12,800
Paid-in Capital	-	-	67,200
Net cash provided (used) by Financing Activities	-	-	80,000

NET INCREASE (DECREASE) IN CASH	(8,948)	9,950	1,054
CASH, beginning of year	10,000	50	-
CASH, end of period	$ 1,054	$ 10,000	$ 1,054

NON-CASH Transactions
License	$ 1,020,000	$ 1,000,000	$ 2,150,000
License	(1,220,000)	(1,000,000)	(1,200,000)
Note Payable	(100,000)	-	(100,000)
Common Stock	160,000	(155,000)	360,000
Paid-in Capital	2,734,107	-	3,085,685
Investments	20,000	155,000	20,000

See Accompanying Notes

24

RX HEALTHCARE SYSTEMS, LTD.
A Development Stage Company

NOTES TO FINANCIAL STATEMENTS

FROM INCEPTION (March 29, 2006) TO September 30, 2015
(Unaudited)

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RX HEALTHCARE SYSTEMS, LTD., a Colorado corporation, incorporated in March 2006, The AcuFAB® Company, is a development company of healthcare products and systems.

Cash and Cash Equivalents

For the purposes of financial statement reporting, the Company considers all liquid investments with maturity of 3 months or less to be cash equivalents.

Property and Equipment, Depreciation and Amortization

Property and equipment obtained in the future through an exchange will be carried at the fair market value of the equipment on the date of acquisition. Property and equipment purchased will be carried at cost as of the date of purchase.

Depreciation and amortization are computed using the straight-line method over the assets' expected useful lives. The useful lives of property and equipment for purposes of computing depreciation are:

Machinery & Equipment	3 years
Software	3 years

Repairs and maintenance are charged to operations when incurred. Costs of betterments, which materially extend the useful lives of the assets, are capitalized. Gains and losses from sales or disposition of assets are included in the statement of operation.

Organization Costs

Organization Costs are carried at the amount charged and are amortized over 5 years.

Fair Value of Financial Instruments

For the Company's financial instruments, the carrying value is considered to approximate the fair value. Cash and accounts payable are settled so close to the balance sheet date that fair value does not differ significantly from the stated amounts.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of consolidated financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial report purposes and such amounts as measured by tax laws.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Adjustments

In the opinion of management the data reflects all adjustments necessary for a fair statement of results for the periods indicated. All adjustments are of a normal and recurring nature.

25

Revenue Recognition and Costs

The Company recognizes revenues when product is shipped or delivered and cost of products are recognized when received from the vendor.

NOTE 1: HISTORY OF COMPANY

The Company was incorporated on March 29, 2006, and commenced operations on January 16, 2007. Between January 2007 and September 2009, the Company in conjunction with Tensleep Technologies, Inc., an affiliate of the Company, were commercializing a remote control automatic spraying system for sale to mosquito abatement districts. Then in September 2009, the Company became a consolidated subsidiary of EPIC Corporation, a financial, business and corporate development services company. EPIC reevaluated the Company's business plan and established a new plan to engage in the acquisition in fee and interests in skilled nursing, assisted living and other healthcare facilities; the management of healthcare real estate, and the operation and management of healthcare facilities.

In October 2009, EPIC entered into an agreement to provide financial services to Senior Care Holdings, Inc., for a period of five years, for which Holdings will pay EPIC $600,000 per year, payable $50,000 per month ("Consulting Agreement"). However, Holdings could terminate the agreement at the end of the first year, if EPIC is unable to raise $2,000,000 to be invested in Holdings. EPIC, in October 2009, assigned the Consulting Agreement to the Company.

In December 2009, EPIC and Holdings entered into an agreement ("Master Agreement") to form a master limited liability company ("Master") with the operating and management companies of 10 skilled nursing and assisted living healthcare facilities owned by Holdings, and EPIC would acquire a preferential 50% interest in Master.

In December 2009, EPIC assigned its rights to the 50% interest in Master to the Company, and EPIC formed Master for Holdings was working to raise the $2,000,000 necessary for the purchase of the 50% interest in the profits of the holding company being formed by EPIC for Holdings. EPIC had until September 30, 2010, to raise the capital; at which time the interest in Master would be taken in the name of the Company.

Then in February 2010, a conflict arose between EPIC and Holdings and Holdings withheld payments under the Consulting Agreement and failed to cooperate with EPIC preventing it from raising the $2,000,000 investment provided in the Consulting Agreement, and to raise the $2,000,000 purchase price for the interest in Master.

In July 2010, EPIC was presented an opportunity to import and sell a Sleep Pad. EPIC and the Company investigated potential markets for this product. EPIC placed an order for 100 pieces which was receive in November 2010. It was determined that the cost of importing the product was to high and it would be necessary to find a US provider of the fabric, but none was found.

In 2011, a major textile mill started to reverse engineer the fabric. In October 2011, the development project was complete and in December 2011, EPIC received the first production run. EPIC and the Company through 2012 and 2013, made several healthcare products and distribute them to potential users and obtained may testimonials. During this time EPIC was also conducting product and market research.

The Company in 2014 and 2015 has been working to develop a marketing and sales program for the distribution of the AcuFAB® products.

NOTE 2: CAPITAL TRANSACTIONS

The Company was incorporated by R Tucker & Associates, Inc., and January 2007 issued R Tucker & Associates, Inc. 1,000,000 shares of its common stock which was paid $10,000 in cash. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended ("Act").

The Company, pursuant to a qualified Reg. A Offering, in August 2007 issued 520,000 investment units representing 520,000 shares and warrants in exchange for the cancellation of the License Fee of $130,000 (See Note 4); 200,000 investment units representing 200,000 shares and warrants for the cancellation of indebtedness for organizational costs relating to the Reg. A Offering in the amount of $50,000; 280,000 investment units representing 280,000 shares and warrants for $70,000 in cash. The warrants were subsequently cancelled.

The Company in September 2007 issued 1,000,000 shares as the prepayment of $24,000 or $0.024 per share pursuant to a management agreement with EPIC Corporation. The shares were issued under Section 4(2) of the Act.

The Company in September 2009 issued 5,100,000 shares of its common stock in exchange for assets owned by EPIC. The shares were issued under Section 4(2) of the Act. The Company also redeemed 1,000,000 shares of its common stock from R Tucker & Associates, Inc., for the issuance of a promissory note in the face amount of $200,000 convertible into shares of the Company's common stock.

26

In October 2010 the company declared a stock dividend of 4 shares for each one share issued and outstanding.

The Company on September 30, 2014, redeemed 15,500,000 shares of its common stock and from the parent company and wrote off it investments in Tensleep Corporation and Amcor Financial Corporation for a loss of $466,328.

The Company on September 3, 2014, filed a From 1-A with the Securities & Exchange Commission (SEC) for 60,000 Investment Units ("Units") at a price of $.25 per unit. Each Unit consists of 100 shares and 100 warrants each of a Series A, B, C and D with an exercise price of $0.075, $0.20, $0.30 and $0.40, respectively, and expire 24, 36, 48, and 60 months from the date the Reg. A becomes effective. On January 28, 2015, the Reg. A was qualified by the SEC under Section 3(b)(1) under the then effective exemption of the Securities Act of 1933 ("Act").

The Company on January 28, 2015, issued 4,880,000 shares of its common stock and 4,880,000 warrants to purchase 4,880,000 shares of common stock for each of the Series A, B, C and D Warrants in exchange for the cancellation of $1,361,607 indebtedness in accordance with the qualified Reg. A Offering.

The Company on February 28, 2015, as payment of consulting fees in the amount of $50,000 issued 200,000 shares of its common stock and 200,000 warrants to purchase 200,000 shares of common stock for each of the Series A, B, C and D Warrants in accordance with the qualified Reg. A Offering.

The Company on February 28, 2015, as part payment for acquiring the exclusive license to sell and distribute the AcuFAB® products to the healthcare and medical market segments in North America issued 80,000 shares of common stock valued at $20,000 and 80,000 warrants to purchase 80,000 shares of common stock for each of the Series A, B, C, and D Warrants in accordance with the qualified Regulation A Offering. Sec Note 5 for a more complete description of the transaction.

The Company on September 10, 2015, issued 3,160,000 shares of its restricted common stock in partial settlement of a $790,000 portion of the $1,000,000 assumed obligation of the Company in the Healthcare Market License. The shares were issued pursuant to Section 4(a)(2) of the Act.

The Company on September 10, 2015, issued 840,000 shares of its common stock valued at $210,000 and 840,000 warrants to purchase 840,000 shares of common stock for each of Series A, B, C and D Warrants accordance with the Regulation A Offering for the cancellation of the remaining $210,000 of the Company's indebtedness assumed by the Company when it acquired the exclusive license to sell and distribute the AcuFAB® products to the healthcare and medical market segments in North America. The shares and warrants were issued in accordance with the qualified Regulation A Offering.

NOTE 3: QUALIFIED AND NON QUALIFIED STOCK OPTION PLANS

The Company in 2007 established a stock option plan pursuant to Section 422A of the Internal Revenue Code. The plan has yet to be defined other than the reserving of 1,000,000 shares of common stock for such a plan. No options were ever granted under this plan and there are no options currently issued and outstanding.

The Company in 2007 also adopted a non-incentive stock option plan. This plan grants options that can be exercised at a specified price. The Company has reserved 1,000,000 shares of common stock for this plan. No options were ever granted under this plan and there are currently no options issued and outstanding.

NOTE 5: EXCLUSIVE LICENSE

The Company on September 22, 2013, acquired an exclusive license agreement to defined Licensed Rights for consumer market segments in North America. ("Consumer Market") The Licensed Rights include:

a. United States Design Patent for an industrial and Medical Textile, Registration Number D701701 issued on April 1, 2014 (the "Design Patent").

27

b. A registered trade name for AcuFAB® with a US registration number 4291843 and Europe registration number 1143797 both granted December 14, 2012, and an applied trade name of AcuPAD US application number 85662932 filed on 27-JUNE-2012.

c. Any and all additional trade names and trade marks applied for in the United States by the Licensor relating to the products made from the Industrial and Medical Textile.

d. Any other design patent obtained by Licensor for a similar textile as the Industrial and Medical Textile or products therefrom.>/p>

e. The right to fabricate the products using the Design Patent Industrial and Medical Textile , to distribute, market and sell the Industrial and Medical Textile's products made therefrom under the trade names of ACUFAB and ACUPAD, and to sublicense such rights to others in their exclusive area.

The Company is to pay a one time license fee of $1,000,000 in the form of a promissory note, one half of any one time Sublicense Fee to EPIC Corporation, and a 10% Royalty on the Company's gross sales to EPIC Corporation.

The Company on February 28, 2015, acquired the exclusive license to sell and distribute the AcuFAB® products to the healthcare and medical market segments in North America ("Healthcare Market"). In exchange for this exclusive license the Company assumed the payment of a one time license fee in the amount of $1,000,000 and issued the assigning party 800 Investment Units pursuant to the qualified Regulation A Offering which consisted of 80,000 shares of common stock and 80,000 warrants each of the Series A, B, C and D Warrants. The terms of of the Healthcare Market are essentially the same as those indicated in the Consumer Market License. The Company has treated the one time License Fee as the cost value of an intangible asset as an other asset.

NOTE 6: LOANS PAYABLE

The loans payable in the amount or $20,110 consist of a credit care and line of credit owed to Wells Faargo Bank.

NOTE 7: INVESTMENTS

EPIC Corporation in September 2009 transferred 438,010 shares of Tensleep Financial Corporation common stock valued at $334,550 from EPIC Corporation in exchange for 5,100,000 shares of the Company's common stock.

EPIC incorporated Tensleep Financial Corporation ("Financial") on February 14, 2001, as a wholly owned subsidiary and was to be engaged in the business of providing funding for residential and commercial loans. EPIC made an initial investment of $50,000 and receive 5,000,000 shares of Financial in exchange. The $50,000 was invested to acquire a mortgage banking company, which was later closed down. Financial's business plan was modified to provide financial, business and corporate development services.

For business reasons, the company on May 2006, declared a stock dividend of all Financial's common stock to its stockholders and distributed approximately 4,561,986 shares to its shareholders. EPIC then held approximately a 8.76% (438,014 shares out of 5,000,000 issued and outstanding) ownership interest in Financial, EPIC In September 2007 contributed an obligations of RX Healthcare Systems, Inc., in the amount of $130,000 to Tensleep Financial. EPIC valued the Tensleep Financial shares as of September 2007 at $200,000. The shares of Financial are not publicly traded.

In September 2009 the Company contributed its investment of $200,000 in Tensleep Financial and a $134,550 promissory note of Meadow at Quail Run to RX Healthcare. RX Healthcare then simultaneously contributed the $134,550 promissory note to Tensleep Financial, thereby having a cost basis investment of $334,550 in Tensleep Financial.

The Company in September 2009 received a capital contribution of 700,000 shares of Amcor Financial Corporation (Amcor) common stock valued at $286,788 from EPIC Corporation. Amcor was a specialty finance company which provided merchant banking services, real estate financing and financing of emerging growth companies. During the year ended September 30, 2004, due to excessive litigation by the former parent company of Amcor Financial and purchasers of homes from the parent company, Amcor was forced to cease business operations, and in January 2005, it filed bankruptcy under Chapter 7. The Company has written down its investment in Amcor Financial to $286,778, which the Company believes to be the residual value.

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In exchange for the 438,014 shares of Tensleep Financial and 700,000 shares of Amcor the Company issued 5,100,000 shares of its common stock valued $621,328.

The Company on September 30, 2014, wrote off its investments in Tensleep Financial Corporation and Amcor Financial Corporation and EPIC Corporation surrender 15,500,000 shares of the Company's common stock for cancellation.

The Company on February 28, 2015, entered into an exclusive license to sell the to sell the AcuFAB® insoles ('Insole License") to the assignor of the Healthcare Market license . This license provides for a one time license fee of $500,000 which was payable in cash or in restricted common stock of the licensor. On September 30, 2015, the Company accepted 10,000,000 shares of the licensor's restricted common stock in settlement of the one time license fee. The shares were issued pursuant to Section 4(a)(2) of the Act and the Company has account for the transaction as acquiring an asset with an unrealized appreciation value.

NOTE 8: MARKETING PLAN

The Company and EPIC Corporation since January 2011 have focused on the development of the fabric (the "EPIC Spacer Fabric") from which several products are and will be made. The specialty textile mill that reversed engineered the fabric has developed the process to produce this unique fabric on a proprietary basis. EPIC has engaged a contract short run sewer to do the sewing and provide storage for the fabric and the finished products, as well as act as the fulfillment center. EPIC and the Company since the first production run, have been providing samples to many individuals and healthcare institutions that have reported some amazing results.

The Company has developed a plan to engage in joint ventures with small company's with product sales and also enter into manufacturer sales representative agreements, and has engaged a footwear consulting group with more than 30 years of marketing and sales experience.

Joint Venture< - RX Healthcare has entered into a manufacturers representative agreement to sell AcuFAB® products and a letter of intent to enter a joint venture with a product promotions company.

Footwear Consulting Group - RX Healthcare recently engaged a footwear consulting group that has created a list of contact of wholesalers, retailers, and podiatrist which could be interested in buying and selling our insoles. They have also provided RX healthcare with letters of introduction to including an approach for pitching the sale of the insoles and their benefits to those listed on the contact lists. They have also develop a pricing strategy as a guid to selling the insoles.

NOTE 9: FILING OF FORM 1-A

The Company on September 3, 2014, file a From 1-A with the Securities & Exchange Commission (SEC) for 20,000 Investment Units ("Units"). On October 7, 2014, the Company received Comments for the SEC regarding its First Amended Form 1-A, and on November 6, 2014, the Company filed the Second Amended Form 1-A was filed with the SEC. The Second Amended Form 1-A is for 60,000 Investment Units at a price of $.25 per unit. Each Unit consists of 100 shares and 100 warrants each of a Series A, B, C and D with an exercise price of $0.075, $0.20, $0.30 and $0.40, respectively, and expire 24, 36, 48, and 60 months from the the the Form 1-A becomes effective. The Form 1-A is to enable the Company's debt to be used to purchase the units and become equity as a positive net worth.

On January 28, 2015, the Regulation A became qualified and its Investment Units have been subscribed as indicated in Notes 2 and 5.

NOTE 10: WARRANTS

The Company as indicated in Notes 2 and 5 pursuant to the qualified Regulation A Offering issued 6,000,000 Series A, B, C, and D Warrants. Each warrant of each series of warrants entitles the warrant holder to purchase one share of common stock for one warrant. The Series A Warrants are exercisable at $0.075 per share by the 24th month after January 28, 2015, the Series B, C, and D Warrants are exercisable at $0.10, $0.15, and $0.20 per share, respectively, and they expire after 36, 48, and 60 months for the qualification date.

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